ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com EMAIL

December 6, 2017

VIA EDGAR TRANSMISSION

Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	nVent Electric plc
Form 10
Filed October 30, 2017
File No. 001-38265

Dear Ms. Ravitz:

On behalf of our client, nVent Electric plc (the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 22, 2017, regarding the Company’s Registration Statement on Form 10, filed with the Commission on October 30, 2017 (the “Registration Statement”). In connection with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, the Staff’s comments are set forth in italics, followed by responses of the Company. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

Exhibit 99.1

Reasons for the Separation, page 18

1.	Please revise your disclosure here and on page 45 to discuss the potential benefits and negative factors with equal prominence. We note that currently you provide a separate bullet point for each of the potential benefits but you include only a portion of the potential negative effects in one sentence at the top of page 19 and in the second full paragraph on page 46.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

December 6, 2017

Response: The Company has revised the Information Statement on pages 19 and 46 in response to the Staff’s comments to discuss the potential benefits and negative factors with equal prominence.

Combined Results of Operations – Years Ended December 31, 2016 and 2015, page 76

2.	Quantify the core growth in the industrial and commercial businesses that contributed to the increase in net sales in 2016 compared to 2015.

Response: The Company has revised the Information Statement on pages 71 through 82 in response to the Staff’s comments to expand its disclosure to quantify the change in core sales volume for each vertical business referenced. These revisions pertain to both the Combined Results of Operations and Segment Results of Operations for all periods presented.

Electrical and Fastening Solutions, page 80

3.	Quantify the core growth in the commercial business that contributed to the increase in net sales for this segment in 2016 compared to 2015.

Response: The Company has revised the Information Statement on pages 71 through 82 in response to the Staff’s comments to expand its disclosure to quantify the change in core sales volume for each vertical business referenced. These revisions pertain to both the Combined Results of Operations and Segment Results of Operations for all periods presented.

Change in Control Agreements, page 122

4.	Tell us whether there is a separate change in control agreement with each named executive officer. In this regard, we note you have only discussed the change in control agreement with Ms. Wozniak. File all change in control agreements as exhibits, or direct us to the exhibits you intend to file that contain the change in control provisions.

Response: The Staff is advised that the only named executive officer that is currently a party to a change in control agreement is Ms. Wozniak. The Company has revised the Information Statement on pages 123 and 127 in response to the Staff’s comments. The Company will file a form of Key Executive Employment and Severance Agreement that contains change in control provisions that each named executive officer will become a party to effective with the separation as an exhibit to a subsequent amendment to the Registration Statement.

December 6, 2017

Description of nVent’s Share Capital, page 148

5.	We note that the summary of the material terms of the company’s capital stock is qualified by reference to the “applicable provisions of Irish law.” Please revise.

Response: The Company has revised the Information Statement on page 149 in response to the Staff’s comments to remove the reference to the “applicable provisions of Irish law.”

Note 8. Income Taxes, page F-21

6.	We note that you have significant foreign operations and have not provided for income taxes on the undistributed earnings of your international subsidiaries where your intention is to reinvest these earnings permanently. Please revise the filing to disclose the amount of undistributed earnings for which you have not provided deferred taxes as of the most recent balance sheet date as required by ASC 740-30-50-2(b).

Response: The Staff is advised that the Company’s foreign domicile and global treasury system allow the Company to access its worldwide earnings without incurring material U.S. income taxes or non-U.S. withholding taxes. As such, the Company’s earnings and cash balances are available for distribution to the Company’s shareholders or to satisfy the Company’s creditors without incurring material tax liabilities.

*        *        *         *        *

If you have any questions regarding this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Very truly yours,

/s/ John K. Wilson

cc:	David Burton
Kevin Kuhar
Daniel Morris
Heather Percival
U.S. Securities and Exchange Commission
Angela D. Jilek
nVent Electric plc
Benjamin F. Garmer, III
Jason M. Hille
Foley & Lardner LLP

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